SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CMB.TECH NV
(Name of Subject Company)

CMB.TECH NV
(Name of Person(s) Filing Statement)

Ordinary shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number of Class of Securities)

Seward & Kissel LLP
Attention: Keith Billotti, Esq.
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to
CMB.TECH NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of a press release of CMB.TECH NV (“CMB.TECH” and the "Company"), which is attached hereto as Exhibit 99.1, announcing that CMB NV (“CMB”), pursuant to an order of the Belgian Financial Services and Markets Authority of October 7, 2024, will (i) make a subsequent additional payment of USD 0.52 (or EUR 0.47) per share to all shareholders who transferred their shares to CMB in its mandatory public takeover bid for the shares in the Company (the “Bid”) that expired on March 15, 2024 and (ii) reopen the Bid at an adjusted price of USD 12.66 per share.

Exhibit No.	Description

99.1	Press release of CMB.TECH, dated October 9, 2024
Important Information

The tender offer described in this communication has not yet commenced.  We expect it to consist of two separate offers from CMB NV (“CMB”): (i) an offer for all ordinary shares (the “Securities”) of CMB.TECH conducted in accordance with the laws of Belgium, and (ii) an offer for all Securities held by holders that are resident in the United States in accordance with applicable U.S. law (the “U.S. Tender Offer”).

This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of CMB.TECH. This communication does not constitute a formal notification of a public takeover bid within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. CMB has advised us that full details thereof will be included in the prospectus to be filed with the Belgian Financial Services and Markets Authority.
The U.S. Tender Offer will only be made pursuant to an offer to purchase and related materials.  CMB has advised us that it will file, or cause to be filed, a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”) at the time the U.S. Tender Offer commences. Thereafter, CMB.TECH will file a solicitation/recommendation statement on Schedule 14d-9 with respect to the U.S. Tender Offer.

CMB.TECH urges holders of the Securities subject to the U.S. Tender Offer who wish to participate in the U.S. Tender Offer to carefully review the documents relating to the U.S. Tender Offer that CMB will file with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Tender Offer. CMB.TECH also urges these Holders to read the related solicitation/recommendation statement on Schedule 14d-9 that CMB.TECH will file with the SEC relating to the U.S. Tender Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by CMB.TECH and CMB with the SEC, at the SEC’s website at www.sec.gov. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, CMB.TECH files reports and other information with the SEC.

You should read the filings CMB and CMB.TECH make with the SEC carefully before making a decision concerning the U.S. Tender Offer.

Forward-Looking Statements

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this communication are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of CMB.TECH’s stockholders will tender their shares in the tender offer, the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including customers, the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.